FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated July 30, 2010 regarding consolidated financial results for the first quarter of fiscal 2010

2.	Press release dated July 30, 2010 regarding revisions of consolidated interim business forecasts for fiscal 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 4, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

For the First Quarter of Fiscal 2010

Tokyo, July 30, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter of fiscal 2010, ended June 30, 2010.

Notes:	1.

All figures, except for the outlook for full year and the first half of fiscal 2010, were converted at the rate of 88 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange

Market as of June 30, 2010.

	2.	Operating income (loss) is presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) attributable to Hitachi, Ltd. stockholders per share (6) and Net income (loss) attributable to Hitachi, Ltd. stockholders per American Depositary Share (7).

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
1. Revenues	1,892,901	2,152,566	114	24,461
2. Operating income (loss)	(50,596)	88,475	—	1,005
3. Income (loss) before income taxes	(80,828)	144,284	—	1,640
4. Net income (loss)	(90,767)	117,468	—	1,335
5. Net income (loss) attributable to Hitachi, Ltd.	(82,665)	86,058	—	978
6. Net income (loss) attributable to Hitachi, Ltd. stockholders per share
Basic	(24.87)	19.06	—	0.22
Diluted	(24.87)	17.80	—	0.20
7. Net income (loss) attributable to Hitachi, Ltd. stockholders per ADS (representing 10 shares)
Basic	(249)	191	—	2.17
Diluted	(249)	178	—	2.02

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Operating income (loss) is presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.

The figures are for 882 consolidated subsidiaries, including Variable Interest Entities, and 162 equity-method affiliates.

Consolidated trust accounts are not included into the figures of consolidated subsidiaries.

1. Qualitative Information Concerning Consolidated Business Results

(1) Summary of Fiscal 2010 First-Quarter Consolidated Business Results

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	2,152.5	14%	24,461
Operating income	88.4	139.0	1,005
Income before income taxes	144.2	225.1	1,640
Net income	117.4	208.2	1,335
Net income attributable to Hitachi, Ltd.	86.0	168.7	978

During the first quarter of fiscal 2010, the global economy generally showed a moderate recovery trend, driven by growth in China and other emerging nations, in addition to economic recovery in the U.S..

China’s real GDP growth rate in the April-June quarter remained high, rising 10.3% year over year. However, there are concerns about the economic impact of shifting to a more flexible exchange rate system for the yuan and government measures to prevent the economy from overheating. The U.S., meanwhile, moved onto a relatively stable recovery despite the fact that employment and income conditions remained lackluster, the recovery in consumer spending and capital expenditures waned and benefits of economic stimulus measures dissipated. In Europe, there are concerns about the economic impact of fiscal austerity measures by governments in the region.

In Japan, in addition to external demand underpinned by strong Asian economies, the economy showed some encouraging signs in internal demand, as government measures drove improved personal consumption and the fall in capital expenditures tapered off. However, the outlook remains unclear due to the structural problems such as ongoing yen appreciation and a faltering share market, coupled with soft employment and income conditions, the government’s fiscal deficit and others.

Hitachi’s consolidated revenues for the first quarter were 2,152.5 billion yen, up 14% year over year. Significant year-over-year increases were recorded mainly in the High Functional Materials & Components, Automotive Systems, Electronic Systems & Equipment, and Components & Devices segments in line with recovering demand in automotive- and electronics-related fields.

Overseas revenues increased 24% year over year, to 979.3 billion yen largely due to a global recovery in demand.

Hitachi posted consolidated operating income of 88.4 billion yen, representing a 139.0 billion yen turnaround year over year. This much improved result was attributable to higher revenues, which led to a large improvement in the High Functional Materials & Components and Components & Devices segments and all segments posted profits.

Hitachi also recorded net other income of 55.8 billion yen, an improvement of 86.0 billion yen from the net other deductions recorded in the corresponding period of the previous fiscal year, despite recording exchange losses resulting from the yen’s appreciation. The improvement reflected in part the recording of gains on the sale of marketable securities resulting from the transfer of some shares of IPS Alpha Technology, Ltd. to Panasonic Corporation.

As a result of the above, Hitachi recorded income before income taxes of 144.2 billion yen, an improvement of 225.1 billion yen year over year. After income taxes of 26.8 billion yen, Hitachi posted net income of 117.4 billion yen, 208.2 billion yen better year over year. After deducting net income attributable to noncontrolling interests of 31.4 billion yen, Hitachi posted net income attributable to Hitachi, Ltd. of 86.0 billion yen, a 168.7 billion yen improvement on the previous fiscal year’s first quarter.

(2) Revenues and Operating Income by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	348.9	(3%)	3,966
Operating income	0.1	(5.1)	2

The segment recorded revenues of 348.9 billion yen, a decrease of 3% year over year, with software and services, and hardware both recording lower revenues due to ongoing reduction for IT investment in Japan. A bright spot was strong revenues in storage solutions, particularly for overseas markets.

Segment operating income dropped 5.1 billion yen, to 0.1 billion yen. This was the result of lower earnings in both software and services, and hardware because of declines in revenues.

[Power Systems]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	177.8	5%	2,021
Operating income	4.6	3.1	53

Segment revenues rose 5% year over year, to 177.8 billion yen. One reason was higher sales of nuclear power generation systems due to the construction of new plants and preventative maintenance in Japan. Another factor was strong sales of coal-fired thermal power generation systems overseas.

Segment operating income improved 3.1 billion yen to 4.6 billion yen in line with higher revenues.

[Social Infrastructure & Industrial Systems]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	231.6	(6%)	2,632
Operating income	2.5	6.4	29

The segment recorded revenues of 231.6 billion yen, down 6% year over year, reflecting lower sales of plant-related equipment and construction, and elevators and escalators. However, control systems for the industrial field and certain other products and services recorded solid growth.

Segment operating income improved 6.4 billion yen year over year, to 2.5 billion yen, despite the impact of lower revenues. The improved earnings were attributable to higher earnings on elevators and escalators resulting from cost-cutting and other measures.

[Electronic Systems & Equipment]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	250.2	23%	2,844
Operating income	5.3	17.2	61

Segment revenues rose 23% year over year, to 250.2 billion yen, the result of increased sales mainly of semiconductor-related manufacturing equipment on the back of rebounding capital expenditures in the electronics field, coupled with strong sales of medical electronics equipment.

Segment operating income improved 17.2 billion yen to 5.3 billion yen due to higher sales of semiconductor-related manufacturing equipment and other products.

[Construction Machinery]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	162.0	27%	1,841
Operating income	6.9	8.5	79

Segment revenues climbed 27% year over year, to 162.0 billion yen. In addition to growth in overseas sales of hydraulic excavators and other products, especially to China, the higher segment revenues reflected the impact of making Indian company Telco Construction Equipment Co., Ltd. a consolidated subsidiary in March 2010.

Segment operating income improved 8.5 billion yen year over year, to 6.9 billion yen due to the higher revenues.

[High Functional Materials & Components]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	345.5	26%	3,926
Operating income	26.2	29.4	298

Segment revenues rose 26% year over year, to 345.5 billion yen, reflecting strong results at Hitachi Metals, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Cable, Ltd. due to a global recovery in demand for automotive components and electronics-related products.

Segment operating income improved 29.4 billion yen year over year, to 26.2 billion yen. In addition to higher revenues, this was due to the benefits of business structure reform measures initiated in the previous fiscal year.

[Automotive Systems]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	175.7	38%	1,997
Operating income	4.2	17.3	48

Segment revenues increased 38% year over year, to 175.7 billion yen on the strength of a global recovery in demand brought about by government programs in certain countries to support vehicle sales.

The segment recorded operating income of 4.2 billion yen, a year-over-year improvement of 17.3 billion yen on account of improved capacity utilization in line with recovering demand, and the benefits of business structural reforms.

[Components & Devices]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	201.9	21%	2,295
Operating income	16.7	27.0	191

Segment revenues rose 21% year over year, to 201.9 billion yen due to strong sales of HDDs, reflecting robust demand for use in PCs and servers.

Operating income for the segment improved 27.0 billion yen year over year, to 16.7 billion yen, as earnings improved in HDD operations in line with rising sales.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2010 include operating results of Hitachi GST for the three months ended March 31, 2010.

[Digital Media & Consumer Products]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	256.6	21%	2,917
Operating income	7.1	20.6	81

The segment recorded a 21% increase in revenues year over year, to 256.6 billion yen. Optical disk drive-related products recorded strong sales largely due to increasing PC demand. Higher sales of flat-panel TVs and other products also boosted revenues, as did strong sales of air conditioners, particularly overseas in China and other markets.

The segment recorded operating income of 7.1 billion yen, an improvement of 20.6 billion yen from the first three months of fiscal 2009. In addition to benefits from business structural reforms in flat-panel TVs and other areas, higher sales led to increased earnings in optical disk drive-related products, air conditioners and other businesses.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2010 include operating results of HLDS for the three months ended March 31, 2010.

[Financial Services]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	94.2	5%	1,071
Operating income	5.1	3.0	59

The segment reported a 5% year-over-year increase in revenues, to 94.2 billion yen, largely due to higher revenues at Hitachi Capital Corporation due to factors such as increased transaction volumes and the sale of assets with expired lease terms.

Operating income for the segment improved 3.0 billion yen year over year, to 5.1 billion yen, in line with higher revenues and the benefits of cost-cutting and other measures at Hitachi Capital.

[Others]

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	179.9	2%	2,045
Operating income	6.0	4.0	68

The segment recorded a 2% rise in revenues year over year, to 179.9 billion yen due to robust growth in revenues at Hitachi Transport System, Ltd. on expansion of third-party logistics solutions.

Segment operating income improved 4.0 billion yen year over year, to 6.0 billion yen, mainly due to higher earnings at Hitachi Transport System.

(3) Revenues by Market

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	1,173.2	7%	13,332
Outside Japan	979.3	24%	11,129
Asia	502.9	41%	5,716
North America	193.0	12%	2,193
Europe	187.6	5%	2,132
Other Areas	95.7	14%	1,088

Revenues in Japan increased 7% year over year, to 1,173.2 billion yen. This increase reflected mainly higher revenues in the High Functional Materials & Components, Automotive Systems, and Digital Media & Consumer Products segments in line with recovering demand in the automotive and electronics-related fields.

Outside Japan revenues increased 24% year over year, to 979.3 billion yen. In addition to much higher sales in the Construction Machinery Segment, mainly to China, the Electronic Systems & Equipment, Components & Devices, High Functional Materials & Components and Automotive Systems segments posted strong revenues.

As a result, the ratio of overseas revenues to consolidated revenues was 45%, 3 percentage points higher year over year.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, decreased 27% year over year, to 46.9 billion yen, as Hitachi continued to strictly select investments in general. There was, however, an increase in capital investment in the Electronic Systems & Equipment Segment.

Depreciation, excluding leasing assets, decreased 16% year over year, to 75.1 billion yen, primarily due to the continued strict selection of capital investments.

R&D expenditures increased 7%, to 92.5 billion yen, which corresponded to 4.3% of consolidated revenues, due mainly to further R&D investment to strengthen the Social Innovation Business.

2. Financial Position

(1) Financial Position

	As of June 30, 2010
	Yen (billions)	Change from March 31, 2010	U.S. dollars (millions)
Total assets	9,458.7	494.3	107,486
Total liabilities	7,123.6	427.0	80,951
Interest-bearing debt	3,092.2	725.1	35,139
Total Hitachi, Ltd. stockholders’ equity	1,354.1	69.4	15,388
Noncontrolling interests	980.9	(2.2)	11,147
Total Hitachi, Ltd. stockholders’ equity ratio	14.3%	0.0%	—
D/E ratio (including noncontrolling interests)*1	1.32 times	0.28 point increase	—
D/E ratio (including noncontrolling interests)*2	1.06 times	0.02 point increase	—

*1:	Including liabilities (current and noncurrent) associated with the consolidation of securitization entities.
*2:	Excluding liabilities (current and noncurrent) associated with the consolidation of securitization entities.

Total assets as of June 30, 2010 increased 494.3 billion yen from March 31, 2010 to 9,458.7 billion yen. This resulted from the recording of financial assets that had been transferred off the balance sheet to securitized entities in accordance with the application of new U.S.GAAP accounting standards effective from April 1, 2010. Interest-bearing liabilities increased 725.1 billion yen to 3,092.2 billion yen due to the recording of liabilities associated with the consolidation of securitized entities. Stockholders’ equity increased 69.4 billion yen to 1,354.1 billion yen from March 31, 2010 due to the improvement in net income attributable to Hitachi, Ltd. As a result, the total Hitachi, Ltd. stockholders’ equity ratio was 14.3%, the same as at March 31, 2010. The debt-to-equity ratio, including noncontrolling interests, increased 0.28 points, to 1.32. Excluding the impact of adopting new accounting standards, the debt-to-equity ratio, including noncontrolling interests, increased 0.02 points to 1.06.

(2) Cash Flows

	Three months ended June 30, 2010
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	131.5	144.2	1,494
Cash flows from investing activities	(79.5)	71.8	(904)
Free cash flows	51.9	216.1	590
Cash flows from financing activities	26.5	107.4	302

Operating activities provided net cash of 131.5 billion yen, a year-over-year increase of 144.2 billion yen due to the marked improvement in net income and improvements in efficiently using working capital.

Investing activities used net cash of 79.5 billion yen, 71.8 billion yen less year over year, mainly due to the strict selection of capital expenditures and sale of certain shareholdings.

Free cash flows, the sum of cash flows from operating and investing activities, was 51.9 billion yen.

Financing activities provided net cash of 26.5 billion yen, a 107.4 billion yen change from the net cash used in the corresponding quarter of the previous fiscal year. This was due to an increase in short-term debt due to the issuance of commercial paper by a subsidiary and other factors.

The net result of the above items was an increase of 78.1 billion yen in cash and cash equivalents, to 655.7 billion yen.

Free cash flows increased due to the consolidation of securitized entities in accordance with the application of new U.S. GAAP accounting standards effective from April 1, 2010. However, the application of these standards had almost the same effect on cash outflows in financing activities.

3. Outlook for Six Months Period Ending September 30, 2010

	The first half of fiscal 2010 ending September 30, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	4,400.0	7%	51,764
Operating income	170.0	194.7	2,000
Income before income taxes	200.0	310.1	2,352
Net Income	147.0	285.8	1,729
Net Income attributable to Hitachi, Ltd.	100.0	233.2	1,176

Note:	First half of fiscal 2010 outlook figures were converted using 85 yen to the U.S. dollar; the same rate was used for fiscal 2010 consolidated financial forecasts announced on May 11, 2010.

In terms of the overall business environment going forward, the outlook for the Japanese economy is still uncertain despite being on the road to recovery supported by strong Asian economies. The uncertainty is being created by the yen’s ongoing appreciation and the impact that the unwinding of stimulus measures will have on the economy. While the Chinese economy is expected to maintain a high growth rate, the global economy as a whole remains uncertain, including lackluster European economies due to fiscal austerity measures and a continuing slowing U.S. economy where employment and personal income conditions remain weak. This overall uncertainty is expected to continue for the time being.

Under these circumstances, Hitachi has revised consolidated forecasts for the first half of fiscal 2010 issued on May 11, 2010 when it announced its financial results for fiscal 2009. Details are shown in the table above. Regarding full-year forecasts, Hitachi has not revised its previous forecasts at this time for the full year because of uncertainty surrounding the business environment in the second half of fiscal 2010. This uncertainty includes trends in the global economy, especially in the U.S. and Europe, foreign currency fluctuations, fluctuations in raw material prices, and the impact of unwinding economic stimulus measures such as the Eco-Points program and tax breaks on environmentally friendly products.

Projections for the second quarter of fiscal 2010 assume exchange rates of 85 yen to the U.S. dollar and 110 yen to the euro.

Other

(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries causing changes in scope of consolidation)

None

(2) Application of simple accounting treatment and/or specific accounting treatment in preparing the quarterly consolidated financial statements

Yes

(3) Changes in accounting principles, procedures and presentation methods for preparing quarterly consolidated financial statements.

Yes

For details, please see “2. Changes in matters concerning accounting standards” on page 16.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Revenues	1,892,901	2,152,566	114	24,461
Cost of sales	1,460,255	1,594,464	109	18,119
Selling, general and administrative expenses	483,242	469,627	97	5,337
Operating income (loss)	(50,596)	88,475	—	1,005
Other income	7,452	77,337	—	879
(Interest and dividends)	5,552	5,381	97	61
(Other)	1,900	71,956	—	818
Other deductions	37,684	21,528	57	245
(Interest charges)	7,034	6,306	90	72
(Other)	30,650	15,222	50	173
Income (loss) before income taxes	(80,828)	144,284	—	1,640
Income taxes	9,939	26,816	270	305
Net income (loss)	(90,767)	117,468	—	1,335
Less: Net income (loss) attributable to noncontrolling interests	(8,102)	31,410	—	357
Net income (loss) attributable to Hitachi, Ltd.	(82,665)	86,058	—	978

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2010 (A)	As of June 30, 2010 (B)	(B)-(A)	As of June 30, 2010
Total Assets	8,964,464	9,458,768	494,304	107,486
Current assets	4,775,197	4,978,353	203,156	56,572
Cash and cash equivalents	577,584	655,769	78,185	7,452
Short-term investments	53,575	52,578	(997)	597
Trade receivables
Notes	104,353	121,327	16,974	1,379
Accounts	2,138,139	1,868,528	(269,611)	21,233
Investments in leases	194,108	201,049	6,941	2,285
Current portion of financial assets transferred to consolidated securitization entities	—	244,852	244,852	2,782
Inventories	1,222,077	1,339,885	117,808	15,226
Other current assets	485,361	494,365	9,004	5,618
Investments and advances	712,993	629,205	(83,788)	7,150
Property, plant and equipment	2,219,804	2,169,081	(50,723)	24,649
Intangible assets	518,050	518,966	916	5,897
Financial assets transferred to consolidated securitization entities	—	413,749	413,749	4,702
Other assets	738,420	749,414	10,994	8,516

Total Liabilities and Equity	8,964,464	9,458,768	494,304	107,486
Current liabilities	3,931,203	4,048,312	117,109	46,004
Short-term debt and current portion of long-term debt	755,181	888,051	132,870	10,091
Current portion of non-recourse borrowings of consolidated securitization entities	—	249,210	249,210	2,832
Trade payables
Notes	25,737	24,073	(1,664)	274
Accounts	1,229,546	1,170,991	(58,555)	13,307
Advances received	385,199	446,380	61,181	5,073
Other current liabilities	1,535,540	1,269,607	(265,933)	14,427
Noncurrent liabilities	2,765,416	3,075,372	309,956	34,947
Long-term debt	1,611,962	1,598,012	(13,950)	18,159
Non-recourse borrowings of consolidated securitization entities	—	357,012	357,012	4,057
Retirement and severance benefits	905,183	890,167	(15,016)	10,116
Other liabilities	248,271	230,181	(18,090)	2,616
Total equity	2,267,845	2,335,084	67,239	26,535
Total Hitachi, Ltd. stockholders’ equity	1,284,658	1,354,119	69,461	15,388
Common stock	408,810	408,813	3	4,646
Capital surplus	620,577	603,744	(16,833)	6,861
Legal reserve and retained earnings	713,479	791,805	78,326	8,998
Accumulated other comprehensive loss	(432,057)	(448,968)	(16,911)	(5,102)
(Foreign currency translation adjustments)	(182,783)	(201,222)	(18,439)	(2,287)
(Pension liability adjustments)	(272,410)	(255,795)	16,615	(2,907)
(Net unrealized holding gain on available-for-sale securities)	25,564	10,165	(15,399)	116
(Cash flow hedges)	(2,428)	(2,116)	312	(24)
Treasury stock	(26,151)	(1,275)	24,876	(14)
Noncontrolling interests	983,187	980,965	(2,222)	11,147

Note:	Figures of Intangible assets and Other liabilities as of March 31, 2010 have been restated since the fair value measurement related to a business combination recorded in March 2010 was finalized in this quarter.

Consolidated Statements of Cash Flows

	Three months ended June 30
	Yen (millions)		U.S. Dollars (millions)
	2009	2010	2010
Cash flows from operating activities
Net income (loss)	(90,767)	117,468	1,335
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	109,286	95,097	1,081
Amortization	27,147	27,556	313
Gain on sale of investments in securities and other	(1,214)	(70,486)	(801)
Decrease in receivables	316,041	283,584	3,223
Increase in inventories	(10,204)	(143,976)	(1,636)
Decrease in payables	(211,477)	(38,822)	(441)
Other	(151,606)	(138,919)	(1,579)

Net cash provided by (used in) operating activities	(12,794)	131,502	1,494

Cash flows from investing activities
Purchase of property, plant and equipment, net	(83,493)	(45,722)	(520)
Purchase of intangible assets, net	(17,253)	(21,418)	(243)
Purchase of tangible assets and software to be leased, net	(71,847)	(62,394)	(709)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	(7,865)	17,877	203
Collection of investments in leases	33,868	70,861	805
Other	(4,854)	(38,771)	(441)

Net cash used in investing activities	(151,444)	(79,567)	(904)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	(67,606)	38,098	433
Dividends paid to stockholders	(124)	(6)	(0)
Dividends paid to noncontrolling interests	(12,640)	(7,825)	(89)
Other	(439)	(3,673)	(42)

Net cash provided by (used in) financing activities	(80,809)	26,594	302

Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	12,030	137
Effect of exchange rate changes on cash and cash equivalents	5,039	(12,374)	(141)

Net increase (decrease) in cash and cash equivalents	(240,008)	78,185	888
Cash and cash equivalents at beginning of the period	807,926	577,584	6,563

Cash and cash equivalents at end of the period	567,918	655,769	7,452

Segment Information

(1) Business Segments

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Revenues

Information & Telecommunication Systems	359,640	348,976	97	3,966
	17%	14%
Power Systems	169,349	177,818	105	2,021
	8%	7%
Social Infrastructure & Industrial Systems	246,822	231,606	94	2,632
	11%	10%
Electronic Systems & Equipment	204,259	250,270	123	2,844
	9%	10%
Construction Machinery	127,932	162,026	127	1,841
	6%	7%
High Functional Materials & Components	273,389	345,521	126	3,926
	13%	14%
Automotive Systems	127,573	175,778	138	1,997
	6%	7%
Components & Devices	167,418	201,950	121	2,295
	8%	8%
Digital Media & Consumer Products	212,176	256,693	121	2,917
	10%	11%
Financial Services	90,109	94,235	105	1,071
	4%	4%
Others	176,532	179,921	102	2,045
	8%	8%
Subtotal	2,155,199	2,424,794	113	27,554
	100%	100%
Eliminations & Corporate items	(262,298)	(272,228)	—	(3,094)
Total	1,892,901	2,152,566	114	24,461

Notes	1:	Revenues by business segment include intersegment transactions.
	2:	The Company has changed the business segment classification starting from Fiscal 2009.
Figures of business segments is based on the reclassification.

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Operating income (loss)

Information & Telecommunication Systems	5,297	184	3	2
	—	0%
Power Systems	1,480	4,639	313	53
	—	6%
Social Infrastructure & Industrial Systems	(3,875)	2,528	—	29
	—	3%
Electronic Systems & Equipment	(11,810)	5,391	—	61
	—	6%
Construction Machinery	(1,652)	6,940	—	79
	—	8%
High Functional Materials & Components	(3,245)	26,208	—	298
	—	31%
Automotive Systems	(13,082)	4,257	—	48
	—	5%
Components & Devices	(10,219)	16,799	—	191
	—	20%
Digital Media & Consumer Products	(13,533)	7,114	—	81
	—	8%
Financial Services	2,095	5,153	246	59
	—	6%
Others	1,922	6,002	312	68
	—	7%
Subtotal	(46,622)	85,215	—	968
	—	100%
Eliminations & Corporate Items	(3,974)	3,260	—	37
Total	(50,596)	88,475	—	1,005

Note:	The Company has changed the business segment classification starting from Fiscal 2009. Figures of business segments is based on the reclassification.

(2) Revenues by Market

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Japan	1,100,667	1,173,224	107	13,332
	58%	55%
Asia	357,052	502,974	141	5,716
	19%	23%
North America	172,362	193,017	112	2,193
	9%	9%
Europe	178,809	187,645	105	2,132
	10%	9%
Other Areas	84,011	95,706	114	1,088
	4%	4%
Outside Japan	792,234	979,342	124	11,129
	42%	45%
Total	1,892,901	2,152,566	114	24,461
	100%	100%

# # #

July 30, 2010

Hitachi, Ltd.

Supplementary Information for the First Quarter ended June 30, 2010

1. Summary

(Consolidated basis)

	2009	2010
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Revenues*1	1,892.9	2,152.5	114%
Operating income (loss)*1	(50.5)	88.4	—
Percentage of revenues	(2.7)	4.1	—
Income (loss) before income taxes*1	(80.8)	144.2	—
Net income (loss)*1	(90.7)	117.4	—
Net income (loss) attributable to Hitachi, Ltd.*1	(82.6)	86.0	—
Average exchange rate (yen / U.S.$)	97	92	—
Net interest and dividends*1	(1.4)	(0.9)	—

*1	Billions of yen

	As of March 31, 2010	As of June 30, 2010
Cash & cash equivalents, Short-term investments (billions of yen)	631.1	708.3
Interest-bearing debt*2 (billions of yen)	2,367.1	3,092.2
Interest-bearing debt*3 (billions of yen)	2,367.1	2,086.0
D/E Ratio (Including Noncontrolling interests)*2 (times)	1.04	1.32
D/E Ratio (Including Noncontrolling interests)*3 (times)	1.04	1.06
Number of employees	359,746	359,184
Japan	230,948	224,851
Overseas	128,798	134,333
Number of consolidated subsidiaries (Including Variable Interest Entities)	900	882
Japan	365	353
Overseas	535	529

*2	Including liabilities (current and noncurrent) associated with the consolidation of securitization entities.
*3	Excluding liabilities (current and noncurrent) associated with the consolidation of securitization entities.

2. Consolidated Overseas Revenues by Business Segment*4*5

			(Billions of yen )

	2009	2010
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	85.4	93.4	109%
Power Systems	68.0	74.7	110%
Social Infrastructure & Industrial Systems	59.5	55.8	94%
Electronic Systems & Equipment	101.6	137.2	135%
Construction Machinery	94.7	129.3	137%
High Functional Materials & Components	107.0	135.0	126%
Automotive Systems	52.7	75.9	144%
Components & Devices	117.9	149.0	126%
Digital Media & Consumer Products	101.7	124.0	122%
Financial Services	12.3	11.7	96%
Others	18.1	22.2	123%
Subtotal	819.4	1,008.6	123%
Eliminations & Corporate items	(27.2)	(29.3)	—
Total	792.2	979.3	124%

*4	The Company has changed the business segment classification started from Fiscal 2009. Figures of business segments is based on the reclassification.
*5	Starting from current period, the figures, which also includes previous period, of Consolidated Overseas Revenues by Business Segment has changed to include intersegment transaction.

3. Consolidated Capital Investment by Business Segment (Completion basis, including leasing assets)*4

	(Billions of yen)

	2009	2010
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	8.3	5.4	66%
Power Systems	8.5	2.8	33%
Social Infrastructure & Industrial Systems	4.4	3.0	69%
Electronic Systems & Equipment	2.6	3.1	119%
Construction Machinery	6.5	5.7	88%
High Functional Materials & Components	13.0	11.4	88%
Automotive Systems	4.6	2.5	55%
Components & Devices	8.9	8.3	93%
Digital Media & Consumer Products	3.3	2.5	77%
Financial Services	76.1	65.6	86%
Others	7.1	5.0	70%
Subtotal	143.8	115.7	81%
Eliminations & Corporate items	(5.9)	(1.5)	—
Total	137.8	114.2	83%
Internal use Assets	64.3	46.9	73%
Leasing Assets	73.4	67.3	92%

4. Consolidated Depreciation by Business Segment*4
			(Billions of yen )

	2009	2010
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	10.7	8.3	78%
Power Systems	5.4	4.3	81%
Social Infrastructure & Industrial Systems	6.1	5.3	87%
Electronic Systems & Equipment	4.9	3.3	68%
Construction Machinery	9.4	8.7	93%
High Functional Materials & Components	18.6	17.1	92%
Automotive Systems	8.3	6.7	81%
Components & Devices	15.8	13.4	84%
Digital Media & Consumer Products	6.2	4.9	79%
Financial Services	15.0	15.0	100%
Others	7.9	6.8	86%
Subtotal	108.7	94.3	87%
Eliminations & Corporate items	0.5	0.7	147%
Total	109.2	95.0	87%
Internal use Assets	89.5	75.1	84%
Leasing Assets	19.7	19.9	101%

5. Consolidated R&D Expenditure by Business Segment*4
	(Billions of yen)

	2009	2010
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	18.5	19.7	106%
Power Systems	3.4	3.9	116%
Social Infrastructure & Industrial Systems	4.1	4.4	108%
Electronic Systems & Equipment	9.5	9.9	104%
Construction Machinery	3.3	3.9	117%
High Functional Materials & Components	10.6	11.3	106%
Automotive Systems	10.9	10.4	95%
Components & Devices	16.8	17.7	105%
Digital Media & Consumer Products	4.4	5.9	133%
Financial Services	0.0	0.0	134%
Others	0.8	0.7	99%
Corporate items	3.7	4.2	113%
Total	86.6	92.5	107%
Percentage of revenues (%)	4.6	4.3	—

6. Information & Telecommunication Systems

(1) Revenues and Operating Income*6
(Billions of yen)

	2009	2010
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A) X100
Revenues	359.6	348.9	97%
Software & Services	236.8	233.6	99%
Software	35.5	35.6	100%
Services	201.3	198.0	98%
Hardware	122.8	115.2	94%
Storage*7	40.3	46.0	114%
Servers*8	12.2	10.0	82%
PCs*9	7.0	5.6	80%
Telecommunication	32.3	29.9	93%
Others	31.0	23.5	76%
Operating income	5.2	0.1	3%

*6	Figures for each product exclude intra-segment transactions. The Company has changed the business segment classification started from Fiscal 2009. Figures for three months period ended June 30, 2009 has been restated to reflect the reclassification.
*7	Figures for Storage include disk array subsystems, etc.
*8	Figures for Servers include general-purpose computers, UNIX servers, etc.
*9	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions

	(Billions of yen)

	2009	2010
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Revenues	69.0	74.0	107%

7.	Hard Disk Drives*10*11

	2009			2010
	Three months ended June 30	Three months ended September 30	Six months ended September 30	Three months ended June 30		Three months ending September 30		Six months ending September 30
Period recorded for consolidated accounting purposes	(A)	(B)	(C)	(D)	(D)/(A) X100	(E)(Preliminary)	(E)/(B) X100	(F) (Preliminary)	(F)/(C) X100
Shipment Period	Jan. 2009 to Mar. 2009	Apr. 2009 to Jun. 2009	Jan. 2009 to Jun. 2009	Jan. 2010 to Mar. 2010		Apr. 2010 to Jun. 2010		Jan. 2010 to Jun. 2010
Revenues
Billions of yen	97.7	108.0	205.6	132.3	135%	138.4	128%	270.7	132%
Millions of U.S. dollars	1,026	1,109	2,135	1,459	142%	1,504	136%	2,963	139%
Operating income (loss)
Billions of yen	(5.4)	(3.1)	(8.6)	19.7	—	17.1	—	36.8	—
Millions of U.S. dollars	(57)	(32)	(89)	217	—	186	—	403	—
Shipments (thousand units)*12	19,200	22,300	41,500	26,500	138%	28,200	126%	54,700	132%
Consumer and Commercial
2.5-inch	10,200	11,700	21,900	15,700	154%	16,600	141%	32,300	147%
3.5-inch	7,600	8,700	16,400	7,800	102%	8,200	94%	16,000	98%
Servers	1,100	1,200	2,300	1,500	130%	1,900	157%	3,400	144%
Emerging	220	440	660	780	360%	860	194%	1,650	248%
External HDD	—	220	220	800	—	660	295%	1,460	—

*10	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2010 include the operating results of Hitachi GST for the three months ended March 31, 2010.
*11	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*12	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of Consolidated Interim Business Forecasts for Fiscal 2010

Tokyo, July 30, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated business forecasts for the first half of fiscal 2010, the year ending March 31, 2011, which were announced on May 11, in light of recent business performance.

1. Revisions of Consolidated Interim Business Forecasts for Fiscal 2010

(From April 1 to September 30, 2010)

					(Millions of yen )

	Revenues	Operating income (loss)	Income (loss) before income taxes	Net income (loss)	Net income (loss) attributable to Hitachi, Ltd
Previous forecast (A)	4,300,000	125,000	145,000	95,000	55,000
Revised forecast (B)	4,400,000	170,000	200,000	147,000	100,000
(B)-(A)	100,000	45,000	55,000	52,000	45,000
% change	2.3%	36.0%	37.9%	54.7%	81.8%
First half of fiscal 2009 ended September 30,2009	4,124,958	(24,760)	(110,139)	(138,874)	(133,221)

Reasons for Revisions

Hitachi has raised its overall revenue forecast for the first half of fiscal 2010, the six-month period from April 1 to September 30, 2010, from the previous forecast issued on May 11, 2010, due to expectations for firm growth as a whole in line with recovering demand, particularly in automotive- and electronics-related fields.

Hitachi has also raised its forecast for operating income from the previous forecast due to projected higher revenues, primarily in the Electronic Systems & Equipment, High Functional Materials & Components and Digital Media & Consumer Products segments, as well as to progress cutting costs, including fixed costs.

Furthermore, Hitachi is forecasting an improvement in net other income from its previous forecast, reflecting mainly an improvement in equity in net loss of affiliated companies. Consequently, income before income taxes, net income and net income attributable to Hitachi, Ltd. are all projected to be better than the previous forecasts.

However, Hitachi has not revised its previous forecasts at this time for the full year because of uncertainty surrounding the business environment in the second half of fiscal 2010. This uncertainty includes trends in the global economy, especially in the U.S. and Europe, foreign currency fluctuations, fluctuations in raw material prices, and the impact of unwinding economic stimulus measures such as the Eco-Points program and tax breaks on environmentally friendly products in Japan.

2. Revisions of Consolidated Interim Business Forecasts by Business Segment for Fiscal 2010

(1) Revenues by Business Segment
			(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2009
Information & Telecommunication Systems	760.0	760.0	0	794.7
Power Systems	440.0	400.0	(40.0)	389.6
Social Infrastructure & Industrial Systems	480.0	500.0	20.0	534.6
Electronic Systems & Equipment	500.0	510.0	10.0	451.3
Construction Machinery	310.0	330.0	20.0	259.0
High Functional Materials & Components	660.0	700.0	40.0	580.4
Automotive Systems	330.0	350.0	20.0	286.6
Components & Devices	410.0	410.0	0	355.8
Digital Media & Consumer Products	460.0	500.0	40.0	461.3
Financial Services	170.0	180.0	10.0	230.1
Others	370.0	370.0	0	366.4
Eliminations & Corporate items	(590.0)	(610.0)	(20.0)	(585.4)
Total	4,300.0	4,400.0	100.0	4,124.9

(2) Operating Income by Business Segment

				(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2009
Information & Telecommunication Systems	29.0	29.0	0	32.3
Power Systems	12.0	12.0	0	3.8
Social Infrastructure & Industrial Systems	4.0	6.0	2.0	(0.9)
Electronic Systems & Equipment	6.0	10.0	4.0	(13.3)
Construction Machinery	9.0	11.0	2.0	1.5
High Functional Materials & Components	36.0	47.0	11.0	5.0
Automotive Systems	7.0	8.0	1.0	(17.1)
Components & Devices	26.0	26.0	0	(13.1)
Digital Media & Consumer Products	2.0	7.5	5.5	(11.2)
Financial Services	8.0	9.0	1.0	2.5
Others	8.0	8.0	0	7.3
Eliminations & Corporate items	(22.0)	(3.5)	18.5	(21.6)
Total	125.0	170.0	45.0	(24.7)

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #